EXHIBIT 99.(a)(ix)

LORD ABBETT INVESTMENT TRUST

AMENDMENT TO

DECLARATION OF TRUST

The undersigned, being at least a majority of the Trustees of Lord Abbett Investment Trust, a Delaware business trust (the “Trust”), organized pursuant to a Declaration of Trust dated August 16, 1993 (the “Declaration”), do hereby establish, pursuant to Section 5.3 of the Declaration, a new series of the Trust to be designated as Lord Abbett High Yield Fund.  The classes of shares for the series shall be designated as Class A, B, C and Y shares.  Any variations between such classes as to purchase price, determination of net asset value, the price, terms and manner of redemption, special and relative rights as to dividends and on liquidation, and conditions under which such classes shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 21st day of October, 1998.

/s/ Robert S. Dow	/s/John C. Lansing
Robert S. Dow	John C. Jansing

/s/E. Thayer Bigelow	/s/ C. Alan Mac Donald
E. Thayer Bigelow	C. Alan MacDonald

/s/ William H.T.Bush	/s/ Hansel B. Millican, Jr.
William H.T. Bush	Hansel B. Millican, Jr.

/s/ Robert B. Calhoun	/s/ Thomas J. Neff
Robert B. Calhoun	Thomas J. Neff

/s/ Stewart S. Dixon
Stewart S. Dixon